Exhibit 1

May 28, 2010

Company name	Toyota Tsusho Corporation
Representative	Junzo Shimizu, President
Securities code	8015 (Tokyo Stock Exchange, 1st Section; Nagoya Stock Exchange, 1st Section)
Contact	Haruyuki Hattori, Group Leader, Corporate Communications Office Tel: +81 52-584-5011

Company name	Biscaye Holdings Co., Ltd.
Representative	Mitsugu Kishida, President and Representative Director
Securities code	7542 (JASDAQ)
Contact	Akihiko Tando, Corporate Planning Office Tel: +81 3-5797-5575

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Toyota Tsusho to make Biscaye Holdings its Wholly-Owned

Subsidiary through a Share Exchange

Toyota Tsusho Corporation (“Toyota Tsusho”) and Biscaye Holdings Co., Ltd. (“Biscaye Holdings”) hereby announce that their boards of directors, at their respective board meetings held today, passed resolutions to conduct a share exchange (the “Share Exchange”) with an effective date of August 31, 2010, that will make Toyota Tsusho the parent company and sole shareholder of Biscaye Holdings and Biscaye Holdings a wholly-owned subsidiary of Toyota Tsusho. The two companies subsequently concluded a share exchange agreement (the “Agreement”). Details are as follows.

Toyota Tsusho plans to conduct the Share Exchange without obtaining approval at a general meeting of its shareholders in accordance with the simplified share exchange procedures set forth in Article 796, paragraph 3, of the Companies Act.

Biscaye Holdings common stock is scheduled to be delisted from the Osaka Securities Exchange Co., Ltd.’s JASDAQ stock exchange (the “JASDAQ stock exchange”) before the Share Exchange’s effective date.

1. Purpose of making Biscaye Holdings a wholly-owned subsidiary through the Share Exchange

Toyota Tsusho and Biscaye Holdings concluded an equity-based business alliance agreement in April 2007, in conjunction with which Toyota Tsusho received newly issued equity in Biscaye Holdings through a private placement. The two companies have pursued synergy effects by, for example, drawing on their areas of strength to jointly generate business.

“Fast fashion business”—which primarily consists of inexpensively priced items—has enjoyed support in the apparel industry as consumers’ lifestyles change and their needs grow increasingly diverse, and competition among companies and store formats intensifies. Amid this environment, Biscaye Holdings has diversified its brands and transitioned to a retail business structure while working in cooperation with Toyota Tsusho on various operational reforms geared toward rebuilding its brand-based business and pursuing new businesses. Specifically, Biscaye Holdings has successfully downsized inventory by refining production and purchase planning and flexibly reviewing sales plans. To rebuild its brand-based business (i.e., restructuring its subsidiaries), the company also merged its three women’s brand subsidiaries and withdrew from its men’s brand business. However, the prolonged global economic recession spurred by the US subprime meltdown has put considerable pressure on employment and incomes, leading to a decline in consumer consumption and defensive spending patterns. Biscaye Holdings therefore faces tough operating environment as consumer spending continues to decline, most notably in the department store and specialty store markets.

In light of this situation, Toyota Tsusho and Biscaye Holdings recognized the need to more tightly and effectively utilize both companies’ respective resources and restructure their businesses under an operating structure that more closely unifies both companies. The companies accordingly agreed to conduct the Share Exchange.

Toyota Tsusho is pursuing a balanced earning structure through expansion of its non-automotive businesses, which includes consumer-related business, in addition to its core automotive business. Upon making Biscaye Holdings a wholly-owned subsidiary through the Share Exchange, Toyota Tsusho aims to use Biscaye Holdings’s unique, innovative brands and associated product planning capabilities to further strengthen and expand Biscaye Holdings’s business foundations, thereby boosting earnings from the consumer-related business and leading to an expansion of the non-automotive business.

Biscaye Holdings will become Toyota Tsusho’s wholly-owned subsidiary through the Share Exchange, enabling it to effectively utilize the Toyota Tsusho Group’s resources and fulfill its growth strategy under an agile, flexible operating structure.

In light of the above, Toyota Tsusho’s and Biscaye Holdings’s boards of directors decided, at their respective meetings held on May 28, 2010, to conduct the Share Exchange, and subsequently concluded a share exchange agreement.

2. Share Exchange Summary

(1) Share Exchange schedule

Resolution by board of directors	(both companies)	May 28, 2010
Execution of share exchange agreement	(both companies)	May 28, 2010
Addition to list of Securities Under Supervision (Confirmation)	(Biscaye Holdings)	May 28, 2010
Announcement of record date for extraordinary general meeting of shareholders	(Biscaye Holdings)	May 31, 2010 (tentative)
Record date for extraordinary general meeting of shareholders	(Biscaye Holdings)	June 15, 2010 (tentative)
Extraordinary general meeting of shareholders for approval of Share Exchange	(Biscaye Holdings)	July 26, 2010 (tentative)
Addition to list of Securities to be Delisted	(Biscaye Holdings)	July 26, 2010 (tentative)
Final trading day	(Biscaye Holdings)	August 25, 2010 (tentative)
Delisting	(Biscaye Holdings)	August 26, 2010 (tentative)
Share Exchange (effective date)	(both companies)	August 31, 2010 (tentative)

Note 1:	Toyota Tsusho plans to conduct the Share Exchange without obtaining approval at a general meeting of its shareholders in accordance with the simplified share exchange procedures set forth in Article 796, paragraph 3, of the Companies Act.

Note 2:	The effective date of the Share Exchange may be changed by agreement between Toyota Tsusho and Biscaye Holdings.

(2) Share Exchange method

Under the Agreement concluded today, the Share Exchange will make Toyota Tsusho the parent company and sole shareholder of Biscaye Holdings, and Biscaye Holdings a wholly-owned subsidiary of Toyota Tsusho. In accordance with Article 796, paragraph 3, of the Companies Act, Toyota Tsusho will conduct a simplified share exchange that does not require approval at a general meeting of its shareholders. Approval of the Share Exchange will take place at the Biscaye Holdings’ extraordinary general meeting of its shareholders scheduled for July 26, 2010. The effective date is scheduled for August 31, 2010.

(3)	Allotment of shares under the Share Exchange

	Toyota Tsusho (parent company and sole shareholder after the Share Exchange)	Biscaye Holdings (wholly-owned subsidiary after the Share Exchange)
Allotment of shares under the Share Exchange	1	0.05

Note	1: Share Exchange Ratio

0.05 shares of Toyota Tsusho common stock will be issued for each share of Biscaye Holdings common stock except for the 3,276,600 shares of Biscaye Holdings common stock currently held by Toyota Tsusho.

Note	2: Number of shares to be delivered under the Share Exchange

Treasury stock: 259,072 shares of common stock (tentative)

Toyota Tsusho plans to cover the allotment with treasury stock.

Toyota Tsusho will allocate shares of common stock to those shareholders of Biscaye Holdings (excluding Toyota Tsusho) who are recorded or registered on Biscaye Holdings’s shareholders’ register as of the day immediately preceding the effective date of the Share Exchange. The total number of shares to be delivered represents the total number of Biscaye Holdings shares held by such shareholders, multiplied by 0.05. The above calculations are based on Biscaye Holdings’s issued and outstanding shares (8,988,000 shares), Biscaye Holdings’s treasury stock holdings (529,958 shares), and Toyota Tsusho’s holdings of Biscaye Holdings common stock (3,276,600 shares) as of February 28, 2010. The number of shares to be delivered is subject to change for reasons that include the cancellation of treasury shares acquired by Biscaye Holdings for legal reasons, such as the purchase of shares pursuant to a request by dissenting shareholders or odd-lot shareholders (i.e., those holding shares constituting less than one trading unit).

Biscaye Holdings plans to cancel all of its treasury stock (including any stock acquired from dissenting shareholders exercising their statutory put right) by resolution at a meeting of the board of directors to be held by the day before the effective date of the Share Exchange.

Note	3: Handling of shares constituting less than one trading unit (odd-lot shares)

Current Biscaye Holdings shareholders who will hold shares of Toyota Tsusho constituting less than a whole trading unit (fewer than one hundred shares) as a result of the Share Exchange will be entitled to receive dividends for which the record date falls after the effective date of the Share Exchange, in an amount corresponding to the number of shares that they hold. However, such shares may not be sold on the stock exchanges upon which shares of Toyota Tsusho are listed. Shareholders who will hold shares of Toyota Tsusho constituting less than a whole trading unit may use one of the following programs on or after the effective date of the Share Exchange.

(a) Additional purchase program for odd-lot shares (i.e., less than a whole trading unit (fewer than one hundred shares)

Under the additional purchase program—based on Article 194, paragraph 1, of the Companies Act—a shareholder who holds shares constituting less than a whole trading unit is entitled to request sale of additional Toyota Tsusho shares by Toyota Tsusho in such number as is necessary to complete a whole trading unit.

(b) Statutory put right for odd-lot shares (i.e., less than a whole trading unit (fewer than one hundred shares)

Pursuant to Article 192, paragraph 1, of the Companies Act, Toyota Tsusho will purchase, upon the request of a shareholder, any holding of Toyota Tsusho shares that does not constitute a whole trading unit.

Note	4: Handling of fractions constituting less than one share (fractional shares)

Those shareholders who would receive a fraction constituting less than one share of Toyota Tsusho through the Share Exchange will, in accordance with the provisions set forth in Article 234, paragraph 1, of the Companies Act, receive cash proceeds from the sale of shares the number of which will be equivalent to the total of the fractions (rounding down any fraction less than one share arising as a result of aggregating the fractions), in an amount corresponding to the fraction that each shareholder would have held.

(4) Treatment of share warrants and bonds with stock acquisition rights of Biscaye Holdings in connection with the Share Exchange

Subject to the approval of the share exchange agreement at the Biscaye Holdings’ extraordinary general meeting of its shareholders, Biscaye Holdings is to acquire (free of charge) and cancel all outstanding share warrants by the day before the effective date of the Share Exchange.

Biscaye Holdings has not issued any bonds with stock acquisition rights.

3. How the Share Exchange Ratio was calculated

(1) Basis of calculation

To ensure the fairness and appropriateness of the Share Exchange Ratio, Toyota Tsusho and Biscaye Holdings determined that each company would separately request calculations by an independent third-party appraiser. Toyota Tsusho selected Nomura Securities (“Nomura”), and Biscaye Holdings selected Nikko Cordial Securities (“Nikko Cordial”).

Nomura calculated the Share Exchange Ratio by performing an average market price analysis for Toyota Tsusho and by performing an average market price analysis, a comparable companies analysis, and a discounted cash flow analysis (DCF analysis) for Biscaye Holdings.

The ranges shown below represent the number of shares of Toyota Tsusho common stock to be allotted for each share of Biscaye Holdings stock, pursuant to each calculation method.

Calculation method	Calculated range of Stock Exchange Ratio
Average market price analysis	0.048–0.057
Comparable companies analysis	0.056–0.058
DCF method	0.043–0.079

With respect to Toyota Tsusho—which is listed on the Tokyo and Nagoya stock exchanges and for which market prices are available—Nomura performed an average market price analysis using a base date of May 26, 2010, and the closing price on the base date, and the average closing prices for the periods of five business days, one month, three months, and six months leading up to the base date.

With respect to Biscaye Holdings—which is listed on the JASDAQ stock exchange and for which market prices are available—Nomura performed an average market price analysis using the closing price as of the base date of May 26, 2010, as well as the average closing prices for the periods of five business days, one month, three months, and six months before the base date. Nomura also performed a comparable companies analysis based on the existence of multiple similar listed companies that are comparable to Biscaye Holdings, and a DCF analysis aimed at reflecting the value of Biscaye Holdings’s future business activities. For the purposes of this DCF analysis, Nomura assumed that Biscaye Holdings will turn a profit for the fiscal period ending August 2011 by terminating its unprofitable brands and benefiting from rationalization effects and reduced costs due to its delisting as a consequence of the Share Exchange and associated rebuilding of operations.

Nomura’s Share Exchange Ratio calculations were based on information provided by Toyota Tsusho and Biscaye Holdings as well as information disclosed to the general public, which it used as-is and assumed to be accurate and complete. No independent verification of the accuracy or completeness of these materials or information was conducted. Further, with respect to the assets and liabilities (including contingent claims) of both companies and their subsidiaries and affiliated companies, Nomura did not conduct an independent valuation, appraisal or assessment, including any analysis or valuation of individual assets and liabilities, nor did it request a third party to provide an opinion or appraisal. Nomura assumed that information provided by Toyota Tsusho regarding financial forecasts for Biscaye Holdings and anticipated synergy effects was based on forecasts made reasonably by Biscaye Holdings management based on their current best estimates and judgment, and that this information also reflects the current best estimates and judgment of Toyota Tsusho management. Nomura’s Share Exchange Ratio calculations are premised on information and economic conditions as of May 26, 2010.

Nikko Cordial calculated the Share Exchange Ratio by performing a market price analysis for Toyota Tsusho and by performing a market price analysis and a DCF analysis for Biscaye Holdings.

The ranges shown below represent the number of shares of Toyota Tsusho common stock to be allotted for each share of Biscaye Holdings stock, pursuant to each calculation method.

Calculation method	Calculated range of Stock Exchange Ratio
Market price analysis	0.048–0.052
DCF method	0.038–0.060

With respect to Toyota Tsusho—which is listed on the Tokyo and Nagoya stock exchanges and for which market prices are available—Nikko Cordial performed a market price analysis using the average closing prices for the periods of one month and three months before the base date of May 26, 2010.

With respect to Biscaye Holdings—which is listed on the JASDAQ stock exchange and for which market prices are available—Nikko Cordial performed a market price analysis using the average closing prices for the periods of one month and three months before the base date of May 26, 2010. Nikko Cordial also performed a DCF analysis aimed at reflecting the value of Biscaye Holdings’s future business activities. For the purposes of this DCF analysis, Nikko Cordial assumed that Biscaye Holdings will turn a profit for the fiscal period ending August 2011 by scrapping unprofitable brands and benefiting from rationalization effects.

Nikko Cordial’s Share Exchange Ratio calculations were based on information provided by Toyota Tsusho and Biscaye Holdings as well as information disclosed to the general public, which it used as-is and assumed to be accurate and complete. No independent verification of the accuracy or completeness of these materials or information was conducted. Further, with respect to the assets and liabilities (including contingent claims) of both companies and their subsidiaries and affiliated companies, Nikko Cordial did not conduct an independent valuation, appraisal or assessment, including any analysis or valuation of individual assets and liabilities, nor did it request a third party to provide an opinion or appraisal. Nikko Cordial assumed that financial forecasts provided by Toyota Tsusho and Biscaye Holdings were prepared in a reasonable fashion by the two companies’ management based on their current best estimates and judgment. Nikko Cordial’s Share Exchange Ratio calculations reflect information and economic conditions as of May 26, 2010.

(2) Background to calculation

Toyota Tsusho and Biscaye Holdings carefully reviewed and took into account the results of their respective third-party appraisers’ analyses and considered the capital relationship between Toyota Tsusho and Biscaye Holdings, share exchange ratios used in similar share exchanges conducted in the past, and the financial conditions, trends in operating performance, and trends in market share prices of both companies. As a result of negotiations and discussions based on these factors, both companies determined that the Share Exchange Ratio stated in section 2 (3) above is appropriate and in the interests of shareholders. Accordingly, both companies decided on the Share Exchange Ratio for the Share Exchange at meetings of their respective boards of directors held on May 28, 2010, and concluded the Agreement on that same date.

The Share Exchange Ratio may be changed pursuant to discussion between Toyota Tsusho and Biscaye Holdings if any of the conditions on which it is premised change materially.

(3) Relationships with appraisers

Nomura—Toyota Tsusho’s appraiser—is not a related party of either Toyota Tsusho or Biscaye Holdings and has no material conflicts of interests with respect to the Share Exchange that should be disclosed.

Nikko Cordial—Biscaye Holdings’s appraiser—is not a related party of either Toyota Tsusho or Biscaye Holdings and has no material conflicts of interests with respect to the Share Exchange that should be disclosed.

(4) Anticipated delisting of shares and reason for delisting

The Share Exchange will make Toyota Tsusho the parent company and sole shareholder of Biscaye Holdings on August 31, 2010, the effective date of the Share Exchange. Accordingly, the common stock of Biscaye Holdings, which will become a wholly-owned subsidiary of Toyota Tsusho, is scheduled to be delisted on August 26, 2010 (the final trading day will be August 25, 2010) pursuant to the JASDAQ stock exchange’s delisting criteria. After being delisted, Biscaye Holdings common stock will not be tradable on the JASDAQ stock exchange, but shares of Toyota Tsusho common stock will be allotted to Biscaye Holdings’ common shareholders, excluding Toyota Tsusho, pursuant to the Agreement, as stated in section 2 (3) above.

The purpose of the Share Exchange is stated in section 1 above. Although the purpose is not to effect the delisting of Biscaye Holdings stock itself, as stated above, Biscaye Holdings common stock is scheduled to be delisted as a result of the Share Exchange.

After Biscaye Holdings common stock is delisted, any shares of Toyota Tsusho common stock delivered as consideration under the Share Exchange will be listed on two domestic securities markets in Japan, including that of the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”). After the Share Exchange is effected, therefore, stock liquidity will be maintained for holders of 2,000 or more shares of Biscaye Holdings common stock who will be allotted and receive at least 100 shares (Toyota Tsusho’s trading unit) of Toyota Tsusho common stock, although such shareholders may also be allotted a number of odd-lot shares depending on the exact number of Biscaye Holdings shares they hold.

However, holders of less than 2,000 shares of Biscaye Holdings common stock will be allotted less than a trading unit, or 100 shares, of Toyota Tsusho common stock.

Such odd-lot shares cannot be sold on a securities exchange, but odd-lot shareholders may use the additional purchase program or their statutory put right if they so wish. For details, refer to Note 3 in section 2 (3) above.

For details on the handling of any fractional shares that arise, refer to Note 4 in section 2 (3) above.

Further, until August 25, 2010, the (tentative) final trading day, Biscaye Holdings’s common shareholders may trade their holdings of Biscaye Holdings common stock on the JASDAQ stock exchange as usual and may exercise any statutory rights provided by the Companies Act and other applicable laws and regulations.

(5) Measures to ensure fairness

Biscaye Holdings is not currently a subsidiary of Toyota Tsusho, but Toyota Tsusho holds 38.78% of all Biscaye Holdings shareholders’ voting rights. Accordingly, to ensure the fairness of the Share Exchange Ratio used in the Share Exchange, each company separately requested share exchange ratio calculations by an independent third-party appraiser, as stated in section 3 (1) above. After negotiations and discussions that took into account the results of these calculations, both companies’ boards of directors passed resolutions at their respective meetings held on May 28, 2010, to conduct the Share Exchange using the agreed-on Share Exchange Ratio stated above.

Neither Toyota Tsusho nor Biscaye Holdings has received fairness opinions from either of the third-party appraisers.

(6) Measures to avoid conflicts of interests

Of Biscaye Holdings’s directors, Yuji Yokoyama is an employee of Toyota Tsusho. Accordingly, to avoid conflicts of interests, Yuji Yokoyama did not participate in discussions or votes relating to the Share Exchange held by Biscaye Holdings’s board of directors.

Further, all three of Biscaye Holdings’s auditors (all were outside auditors, and one was from Toyota Tsusho) attended meetings of Biscaye Holdings’s board of directors. All three expressed the opinion that they have no objections with respect to the decisions regarding the Share Exchange.

4. Overview of the parties to the Share Exchange

		(as of March 31, 2010)		(as of February 28, 2010)

		Parent company and sole shareholder after the Share Exchange		Wholly-owned subsidiary after the Share Exchange
1.	Company name	Toyota Tsusho Corporation		Biscaye Holdings Co., Ltd.

2.	Head office	9-8 Meieki 4-chome, Nakamura-ku, Nagoya, Aichi		22-14 Kaminoge 2-chome, Setagaya-ku, Tokyo

3.	Representative	Junzo Shimizu, President		Mitsugu Kishida, President and Representative Director

4.	Lines of business	Domestic trade of various products, import/export transactions, overseas transactions, construction contracting, insurance agency operations, etc.		Control and administration as a shareholder of companies engaged in the design/planning and sale of women’s apparel

5.	Capital stock	64,936 million yen		1,050 million yen

6.	Established	July 1, 1948		January 22, 1985

7.	Number of shares issued	354,056,516 shares (treasury stock included)		8,988,000 shares (treasury stock included)

8.	Fiscal year-end	March 31		August 31

9.	Number of employees	29,832 (consolidated)		156 (consolidated)

10.	Main customers	Toyota Motor Corporation		Main supplier of consolidated subsidiaries: Toyota Tsusho Corporation Main customers of consolidated subsidiaries: Department stores, apparel stores, etc.

11.	Main lenders	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corporation		The Hokuriku Bank Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd.

12.	Major shareholders and their percentage of shareholdings	Toyota Motor Corporation	21.80%	Toyota Tsusho Corporation	36.45%
		Toyota Industries Corporation	11.24%	Kiyomi Atsui	5.44%
		The Master Trust Bank of Japan, Ltd. (trust account)	3.86%	Mitsubishi Corporation	3.87%
		Japan Trustee Services Bank, Ltd. (trust account)	3.58%	Seitaro Minamihashi	3.84%
		The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3.34%	Mitsuyoshi Kashiwabara	3.84%

13.	Relationships between the parties

	Capital relationships	Toyota Tsusho holds 36.45% (as of May 28, 2010) of all issued shares and 38.78% (as of February 28, 2010) of all voting rights of Biscaye Holdings.

	Personnel relationships	As of May 28, 2010, one of Biscaye Holdings’ directors is appointed by Toyota Tsusho, and one Biscaye Holdings employee is on secondment from Toyota Tsusho. One former employee of Toyota Tsusho serves as a standing auditor of Biscaye Holdings.

	Commercial relationships	Toyota Tsusho sells merchandise and other items to the Biscaye Holdings Group.

	Related-party status	Because Biscaye Holdings is Toyota Tsusho’s equity-method affiliate, both companies are related parties of each other.

14.	Financial condition and operating results for the most recent three fiscal years (millions of yen, except where otherwise noted)

	Toyota Tsusho (consolidated)			Biscaye Holdings (consolidated)
Fiscal year ended	March 2008	March 2009	March 2010	August 2007	August 2008	August 2009
Net assets	639,730	586,996	650,215	2,634	2,161	1,225
Total assets	2,603,206	2,130,089	2,274,547	8,641	5,975	4,885
Net assets per share (yen)	1,669.23	1,515.64	1,671.68	318.26	245.88	135.67
Net sales	7,000,352	6,286,996	5,102,261	11,202	9,657	7,980
Operating income (loss)	131,671	91,017	55,591	(542)	(231)	(387)
Ordinary income (loss)	142,969	98,396	67,379	(592)	(270)	(447)
Net income (loss)	67,506	40,224	27,339	(839)	(561)	(951)
Net income (loss) per share (yen)	192.44	114.73	78.08	(128.81)	(66.35)	(112.48)
Dividend per share (yen)	30.00	26.00	16.00	10.00	—	—

5. Status after the Share Exchange

Parent company and sole shareholder after the Share Exchange
1.	Company name	Toyota Tsusho Corporation
2.	Head office	9-8 Meieki 4-chome, Nakamura-ku, Nagoya, Aichi
3.	Representative	Junzo Shimizu, President
4.	Lines of business	Domestic trade of various products, import/export transactions, overseas transactions, construction contracting, insurance agency operations, etc.
5.	Capital stock	64,936 million yen
6.	Fiscal year-end	March 31
7.	Net assets	To be determined
8.	Total assets	To be determined

6. Accounting overview

The Share Exchange is expected to be accounted for as an acquisition as defined by accounting standards for business combinations (to which the purchase method will be applied). The amount of goodwill arising from the Share Exchange is yet to be determined.

7. Outlook

The impact of the Share Exchange on Toyota Tsusho’s consolidated and non-consolidated results for the fiscal year ending March 31, 2011, is expected to be insignificant.

The impact of the Share Exchange on Biscaye Holdings’s consolidated and non-consolidated results for the fiscal period ending August 2010, is expected to be negligible. Biscaye Holdings is expected to turn a profit for the fiscal period ending August 2011 due to the termination of unprofitable brands, effects of rationalization, and other factors.

For reference:

Toyota Tsusho’s consolidated earnings forecast for the fiscal year ending March 31, 2011, as announced on April 28, 2010 and consolidated results for the fiscal year ended March 31, 2010.

			(Millions of yen)

	Consolidated net sales	Consolidated operating income	Consolidated ordinary income	Consolidated net income
Forecast for the fiscal year ending March 31, 2011	5,900,000	75,000	80,000	40,000
Results for the fiscal year ended March 31, 2010	5,102,261	55,591	67,379	27,339